UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date February,26,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 26, 2026
Medellin, Colombia

ORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Grupo Cibest S.A. (“Grupo Cibest”) hereby calls the shareholders to the Ordinary General Shareholders’ Meeting, which will take place, in person, on Tuesday, March 24, 2026, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 No. 28-51 km 5 Vía Las Palmas, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.Verification of quorum
2.Reading and approval of the agenda
3.Election of commission for vote count, approval, and execution of the minutes
4.Report from the Board of Directors and the CEO
5.Report of the Audit Committee
6.Non-consolidated and consolidated financial statements
7.Opinions and report of the External Auditor
8.Approval of the financial statements and management reports
9.Proposal on profit distribution and provision establishment
10.General authorization for the execution of recurring transactions and transactions within the ordinary course of business between Grupo Cibest S.A. and Bancolombia S.A.
11.Approval of the change of part of the allocation of the legal reserve, approval of the termination of the 2025 share repurchase program, and approval of the 2026 share repurchase program

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the Meeting and the registration process, we recommend sending a scanned copy of the powers of attorney to the following email address: asamblea.cibest@grupocibest.com.co no later than March 20 at 3:00 p.m.

Powers of attorney may not be granted to Grupo Cibest employees nor to any other person directly or indirectly related to the management of Grupo Cibest.

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Right of Inspection

Beginning on February 27, 2026, the proposals and the information concerning the Meeting will be available at Grupo Cibest’s website www.grupocibest.com

For shareholders interested in exercising their right of inspection at Grupo Cibest’s headquarters, the documentation will be available at the following address: Carrera 48 No. 26-85, South Tower, First floor, in the city of Medellín on business days from 8:00 a.m. to 12:00 p.m., and from 2:00 p.m. to 4:00 p.m. Saturdays, Sundays and holidays are not considered business days.

The right of inspection will be granted with a prior appointment requested through electronic mail asamblea.cibest@grupocibest.com.co and the process shall comply with the internal right of inspection policy, which may be accessed on our website.

We invite our shareholders to visit the website www.grupocibest.com to be periodically informed about the matters regarding the General Shareholders’ Meeting.

Management of the Company confirms that all required processes and authorizations needed for the general shareholder’s meeting notice were performed or obtained.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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